UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 Under the

Securities Exchange Act of 1934

For the month of October 2026

Commission File Number: 001-43222

CoinShares PLC

(Name of registrant)

Not Applicable

(Translation of registrant’s name into English)

2 Hill Street

St. Helier, JE2 4UA

Jersey

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On October 27, 2026, the Company issued a press release announcing the Board's approval of a program to repurchase up to $40 million of the Company’s ordinary shares. A copy of the press release is attached to this Report on Form 6-K as Exhibit 99.1

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release, dated October 27, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2026	COINSHARES PLC

	By:	/s/ Jean-Marie Mognetti
Jean-Marie Mognetti
Chief Executive Officer